UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The (i) GAAP financial statements included in the press release attached hereto as Exhibit 99.1 and (ii) the entering into the OEM license agreement and the consideration therefor included in the press release attached hereto as Exhibit 99.2 are hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-205799, 333-205798, 333-173205, 333-138044, 333-122937 and 333-119157 and Form S-8 Registration Statements File Nos. 333-122302, 333-142284, 333-164656, 333-184136 and 333-193783

CONTENTS

Exhibit

99.1	Press Release, July 27, 2017: ATTUNITY REPORTS SECOND QUARTER 2017 RESULTS
99.2	Press Release, July 27, 2017: ATTUNITY ANNOUNCES MULTI-MILLION DOLLAR STRATEGIC OEM LICENSE AGREEMENT WITH A TOP INFORMATION TECHNOLOGY COMPANY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
By: /s/ Dror Harel-Elkayam
Dror Harel-Elkayam Chief Financial Officer and Secretary

Date: July 27, 2017